

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

DIVISION OF
CORPORATION FINANCE

**VIA FACSIMILE AND U.S. MAIL**

February 12, 2009

Ms. Janna S. Minton
Vice President, Chief Accounting Officer and Controller
Sally Holdings, LLC
3001 Colorado Boulevard
Denton, Texas 76210

> **Re:** **Sally Holdings, LLC**
> **Sally Capital, Inc.**
> **Form 10-K for Fiscal Year Ended September 30, 2008**
> **Filed November 26, 2008**
> **Form 10-Q for Fiscal Quarter Ended December 31, 2008**
> **Filed February 5, 2009**
> **File Nos. 333-144427 and 333-144427-10**

Dear Ms. Minton:

We have reviewed your filings and have the following comments.  We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Ms. Janna S. Minton
Sally Holdings, LLC
February 12, 2009
Page 2 of 4

Form 10-K for Fiscal Year Ended September 30, 2008

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Policies, page 53

1. Please quantify, where material, and provide an analysis of the impact of each critical accounting estimate on your financial position and results of operations for the years presented, including the effects of changes in estimates between periods. In addition, please include a qualitative and quantitative analysis of the sensitivity of reported results to changes in assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Please refer to SEC Release No. 33-8350.

Signatures, page 66

2. Please revise the signature page to include the signatures of your principal executive officer, principal financial officer and principal accounting officer on behalf of the registrant and in their capacities as such in the second signature block as required by General Instruction D(2) of Form 10-K.

Consolidated Statements of Cash Flows, page F-6

3. Please show us how to reconcile deferred income taxes disclosed in the reconciliation of net earnings to net cash provided by operating activities for each year presented to the provision for deferred income taxes disclosed on page F-24.

Consolidated Statements of Member's/Stockholder's (Deficit) Equity, page F-7

4. Please disclose the amount of income tax expense or benefit allocated to each component of other comprehensive income, including reclassification adjustments, either on the face of the statement or in the notes to financial statements. Additionally, disclose the accumulated balances for each component of other comprehensive income. Refer to paragraphs 25 and 26 of SFAS 130.

Note 11. Long-Term Debt, page F-21

5. Please provide the disclosures required by Rule 3-10(b)(4) of Regulation S-X, modified to reflect the fact that Sally Capital, Inc. co-issued the debt, jointly and severally, with the parent company.

6. Reference is made to disclosures on pages 20-21, 37 and 49 regarding restrictions on the payment of dividends by you and your subsidiaries. In accordance with Rule 4-08(e) of Regulation S-X, please disclose the most significant restrictions

on the payment of dividends by you, indicating their sources, their pertinent provisions, and the amount of retained earnings or net income restricted or free of restrictions. Also, to the extent the restricted net assets of subsidiaries exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year, disclose the nature of any restrictions on the ability of subsidiaries to transfer funds to you in the form of cash dividends, loans or advances and the amounts of such restricted net assets as of the end of the most recently completed fiscal year.

Note 14. Income Taxes, page F-24

7.  For each year presented, please disclose adjustments of the beginning-of-the-year balance of the valuation allowance resulting from changes in judgment about the realizability of deferred tax assets in future years. Refer to paragraph 45.h of SFAS 109.

8.  Please tell us what the "U.S. deduction of foreign losses" line item in the effective tax rate reconciliation on page F-25 represents. Additionally, tell us why you do not discuss the effect of this reconciling item in your discussion of income taxes on page 45.

9.  Please tell us how you present differences between assigned values and the tax bases of goodwill and intangible assets recognized in business combinations in the table of deferred tax assets and liabilities on page F-25. Refer to paragraph 11.h of SFAS 109.

Note 17. Business Segments and Geographic Area Information, page F-29

10. Please disclose revenues from external customers for each product or each group of similar products for each year presented. This disclosure should be provided in dollars rather than as a percentage of sales as shown on page 4. Refer to paragraph 37 of SFAS 131.

Exhibits 31 and 32

11. As it appears Sally Capital, Inc. is permitted to omit its financial statements under Rule 3-10(b) of Regulation S-X and is exempt from the reporting requirements of Sections 13(a) or 15(d) of the Exchange Act under Rule 12h-5 of the Exchange Act, it does not appear Sally Capital, Inc. should be named on your certifications. Please advise or revise.

Form 10-Q for Fiscal Quarter Ended December 31, 2008

12. Please address the comments above to the extent applicable.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please submit your response letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Sarah Rottman, Assistant Chief Accountant, at (202) 551-3340 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

William Thompson
Branch Chief